NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES APPROVAL OF PRIVATE PLACEMENT WITH PROFOUND ENERGY INC.

Calgary, Alberta – (CNW – April 13, 2009) – Paramount Energy Trust (TSX – PMT.UN) ("PET" or the "Trust") announces that the Toronto Stock Exchange (the "TSX") has conditionally approved a private placement of special warrants (the "Special Warrants") by Profound Energy Inc. ("Profound") to PET.

Pursuant to the private placement, PET has agreed to purchase 9,224,310 Special Warrants at a price of $0.75 per Special Warrant for total subscription proceeds of approximately $6.9 million.  The Special Warrants are convertible into common shares of Profound on a one-for-one basis.  Profound and PET expect to close the private placement on or about April 14, 2009.

Paramount Energy Trust is a natural gas-focused Canadian energy trust. Paramount's Trust Units and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB", "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to the Trust can be found at its website at www.paramountenergy.com.

The TSX has neither approved nor disapproved the information contained herein.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute forward-looking information within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding the expected timing for closing the private placement. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Trust and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information. The material risk factors include, but are not limited to failure to complete the private placement. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of the Trust's management at the time the information is released.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Trust

Susan L. Riddell Rose

President and Chief Executive Officer

(403) 269-4400

(403) 269-4444 (FAX)

- or –

Paramount Energy Trust

Cameron R. Sebastian

Vice President, Finance and Chief Financial Officer

(403) 269-4400

(403) 269-4444 (FAX)

- or –

Paramount Energy Trust

Sue M. Showers

Investor Relations and Communications Advisor

(403) 269-4400

(403) 269-4444 (FAX)

- or –

Paramount Energy Operating Corp,

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta T2P 3H5

Email: info@paramountenergy.com

Website: www.paramountenergy.com